Exhibit 99.2

FORM OF SENIOR DEBT SECURITY

MEDIUM-TERM NOTES

REGISTERED GLOBAL SECURITY

THIS SENIOR DEBT SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE SENIOR DEBT SECURITIES INDENTURE HEREINAFTER REFERRED TO AND IS ISSUED TO AND DEPOSITED WITH, OR ON BEHALF OF, THE DEPOSITORY TRUST COMPANY (“DTC”) IN NEW YORK CITY AND REGISTERED IN THE NAME OF CEDE & CO. AS DTC’S NOMINEE PURSUANT TO THE INDENTURE REFERRED TO ON THE REVERSE HEREOF.

UNLESS THIS SENIOR DEBT SECURITY IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK 10005) TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND THIS SENIOR DEBT SECURITY IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER ENTITY AS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY AND ANY PAYMENT HEREON IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

[If this Senior Debt Security is an Original Issue Discount Security the following is deemed inserted: THE “TOTAL AMOUNT OF OID,” “ORIGINAL YIELD TO MATURITY” AND “INITIAL ACCRUAL PERIOD OID” [The following applicable method is deemed inserted: (COMPUTED UNDER THE APPROXIMATE METHOD) or (COMPUTED UNDER THE EXACT METHOD)] SPECIFIED ON THE FACE HEREOF HAVE BEEN COMPLETED SOLELY FOR THE PURPOSE OF APPLYING THE UNITED STATES FEDERAL INCOME TAX ORIGINAL ISSUE DISCOUNT RULES.]

[Insert final pricing supplement or terms sheet

relevant to the issue of medium-term notes issued as Senior Debt Securities when in final form]

ALLIED IRISH BANKS, PUBLIC LIMITED COMPANY, a public limited company incorporated and existing under the laws of Ireland and having its registered office at Bankcentre, Ballsbridge, Dublin 4, Ireland (the “Issuer,” which term includes any successor Person under the Senior Debt Securities Indenture referred to on the reverse hereof), for value received, hereby promises to pay to Cede & Co., as nominee for The Depository Trust Company, or registered assigns, the Principal Amount specified on the face hereof, or the final redemption amount, if one is specified on the face hereof, in the payment currency, [In the case of Senior Debt Securities which are not Amortizing Senior Debt Securities the following is deemed inserted: on the Stated Maturity specified on the face hereof] [In the case of Amortizing Senior Debt Securities the following is deemed inserted: in installments on the Installment Dates specified on the face hereof]. In addition, the Issuer promises to pay interest, if any, on the Principal Amount specified on the face hereof from the original issue date specified on the face hereof, or from and including the most recent Interest Payment Date for which interest has been paid or duly provided for, to but excluding the applicable Interest Payment Date or Maturity (as defined on the reverse hereof), as the case may be, pursuant to the applicable provisions specified on the face hereof and in the Senior Debt Securities Indenture referred to in the reverse hereof, until the principal hereof is paid or otherwise made available for payment in accordance with the Senior Debt Securities Indenture. The first payment of interest on any Senior Debt Security originally issued between a Regular Record Date for such Senior Debt Security and the succeeding Interest Payment Date will be made on the Interest Payment Date following the next succeeding Regular Record Date. Interest (other than Defaulted Interest which may be paid as of a Special Record Date) will be payable to the Holder at the close of business on the Regular Record Date next preceding such Interest Payment Date; provided that interest payable at Maturity will be payable to the person to whom principal shall be payable. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the person in whose name this Senior Debt Security (or one or more Predecessor Senior Debt Securities) is registered at the close of business on a Special Record Date (to be fixed by the Trustee in accordance with Section 3.7 of the Senior Debt Securities Indenture) for the payment of such Defaulted Interest, notice whereof shall be given to the Holders of the Senior Debt Securities of the relevant series not less than ten (10) days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Senior Debt Securities of this series may be listed, and upon such notice as may be required by such securities exchange, all as more fully provided in the Senior Debt Securities Indenture.

[If this Senior Debt Security is not to bear interest prior to Maturity, the following is deemed inserted: The principal of this Senior Debt Security shall not bear interest except in the case of a default in the payment of principal upon acceleration, upon redemption or at Maturity, and in such case the overdue principal of this Senior Debt Security shall bear interest at the interest rate per annum specified on the face hereof (or, if this Senior Debt Security is a Discount Security, the yield to maturity specified on the face hereof) (to the extent that the payment of such interest shall be legally enforceable), which shall accrue from the date of such default in payment to the date payment of such principal has been made or duly provided for. Interest on any overdue principal shall be payable when due (whether at Maturity, upon redemption or otherwise) as provided in the Senior Debt Securities Indenture. Any such interest on any overdue principal that is not so paid on demand shall bear interest at the interest rate per annum specified on the face hereof (or, if this Senior Debt Security is a Discount Security, the yield to maturity specified on the face hereof) (to the extent that the payment of such interest shall be legally enforceable), which shall accrue from the date due for payment to the date payment of such interest has been made or duly provided for in the Senior Debt Securities Indenture referred to in the reverse hereof, and such interest shall also be payable on demand.]

Except as provided below, payments of principal, premium, if any, and interest, if any, with respect to any Senior Debt Security denominated in a Foreign Currency will be made in U.S. dollars, as specified on the face hereof. If the Holder on the relevant Regular Record Date or at Maturity, as the case may be, wishes to receive payments in a Foreign Currency, the Holder shall transmit a written request for payment in such other currency to any Paying Agent with respect to the Senior Debt Securities at its principal office on or prior to such Regular Record Date or the date fifteen (15) days prior to Maturity, as the case may be. Such request may be delivered by mail, by hand or by cable or any other form of facsimile transmission. Any such request made with respect to this Senior Debt Security by a Holder will remain in effect with respect to any further payments of principal, and premium, if any, and interest, if any, with respect to this Senior Debt Security payable to such Holder, unless such request is revoked by written notice received by such Paying Agent on or prior to the relevant Regular Record Date or the date fifteen (15) days prior to Maturity, as the case may be (but no such revocation may be made with respect to payments made on any such Senior Debt Security if an Event of Default (as defined in the Senior Debt Securities Indenture) has occurred with respect thereto or upon the giving of a notice of redemption). Holders of Senior Debt Securities denominated in a Foreign Currency whose Senior Debt Securities are registered in the name of a broker or nominee should contact such broker or nominee to determine whether and how an election to receive payments in a Foreign Currency may be made.

The Issuer will appoint and at all times maintain a Trustee authorized by the Issuer to pay the principal of (and premium, if any) and interest, if any, on Senior Debt Securities of this series on behalf of the Issuer and having an office or agency in New York City, where Senior Debt Securities of this series may be presented or surrendered for payment and where notices, designations or requests in respect of payments with respect to Senior Debt Securities of this series may be served. The Issuer has initially appointed The Bank of New York as such Trustee, with its principal office currently at The Bank of New York, Attention: Corporate Trust Administration, 101 Barclay Street, Floor 4E, New York New York, 10286. The Issuer will give prompt written notice to the Trustee of any change in such appointment.

All payments on this Senior Debt Security in U.S. dollars will be made by transfer of immediately available funds to an account of the Holder.

All payments on this Senior Debt Security in a Foreign Currency will be made in the manner specified on the reverse hereof.

REFERENCE IS HEREBY MADE TO THE FURTHER PROVISIONS OF THIS SENIOR DEBT SECURITY SPECIFIED ON THE REVERSE HEREOF, WHICH FURTHER PROVISIONS SHALL FOR ALL PURPOSES HAVE THE SAME EFFECT AS IF SPECIFIED AT THIS PLACE.

THIS GLOBAL SECURITY IS NOT A DEPOSIT AND IS NOT INSURED BY THE UNITED STATES FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY OF THE UNITED STATES OR IRELAND.

In the event of any conflict between the provisions stated herein, or the provisions incorporated herein by reference and/or the provisions specified on the face hereof, the provisions specified on the face hereof will prevail.

Terms used in this Senior Debt Security and not defined herein shall have the meaning assigned to them in the Senior Debt Securities Indenture.

Unless the certificate of authentication hereon has been executed by the Trustee, directly or through an Authenticating Agent, by manual or facsimile signature of an authorized signatory, this Senior Debt Security shall not be entitled to any benefit under the Senior Debt Securities Indenture or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Issuer has caused this instrument to be duly executed.

Dated:	ALLIED IRISH BANKS, PUBLIC LIMITED COMPANY

By:
Name:
Title:

By:
Name:
Title:

CERTIFICATE OF AUTHENTICATION

This is one of the Senior Debt Securities of the series designated in and issued under the Senior Debt Securities Indenture described herein as Senior Medium-Term Notes.

Dated:

The Bank of New York,
as Trustee

By:
Authorized Signatory

[If this Certificate of Authentication is executed by an Authenticating Agent the following is deemed inserted:

By:
As Authenticating Agent]

REVERSE OF REGISTERED GLOBAL SECURITY

ALLIED IRISH BANKS, PUBLIC LIMITED COMPANY

SENIOR DEBT SECURITY

MEDIUM-TERM NOTES

This Global Senior Debt Security is one of a duly authorized issue of Senior Debt Securities of the Issuer, issued and to be issued in one or more series under the Senior Debt Securities Indenture dated as of June 2, 2008 (the “Senior Debt Securities Indenture”), between Allied Irish Banks, public limited company (the “Issuer”), and The Bank of New York, a New York banking corporation, as Trustee (the “Trustee,” which term includes any successor to such Trustee under the Senior Debt Securities Indenture), to which Senior Debt Securities Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Issuer, the Trustee and the Holders of the Senior Debt Securities and of the terms upon which the Senior Debt Securities are, and are to be, authenticated and delivered. References herein and on the face hereof to “Senior Debt Security” and related terms shall be a reference to the series of Senior Debt Securities designated by the Issuer as its “Medium-Term Notes.”

The Issuer’s Medium-Term Notes issued under the Senior Debt Securities Indenture, the Dated Subordinated Debt Securities Indenture between the Issuer and the Trustee dated as of June 2, 2008 and the Undated Subordinated Debt Securities Indenture between the Issuer and the Trustee dated as of June 2, 2008 may be issued from time to time in an aggregate principal amount of up to U.S.$15,000,000,000 outstanding at any time (including, in the case of Debt Securities denominated in one or more other Foreign Currencies, the equivalent thereof at the Market Exchange Rate in the payment currency on the original issue date); provided that such amount may be reduced by or pursuant to the action of the Board of Directors of the Issuer, but no such reduction will affect any Debt Security already issued or as to which an offer to purchase has been accepted by the Issuer. The foregoing limits, however, may be increased by the Issuer without the consent of the Holders.

The Senior Debt Securities are direct, unconditional, unsubordinated and unsecured obligations of the Issuer without any preference among themselves and rank at least equally with deposits and all other unsecured and unsubordinated obligations of the Issuer, subject, in the event of insolvency, to laws of general applicability relating to or affecting creditors’ rights, provided that such other unsecured and unsubordinated indebtedness may contain covenants, Events of Default and other provisions which are different from or which are not contained in the Debt Securities.

For so long as any Senior Debt Securities are represented by a Global Security, each person or entity (a “Person”) who is for the time being shown in the records of DTC, Euroclear or Clearstream, Luxembourg, as the case may be, as the owner of a beneficial interest in such Senior Debt Securities (in which regard any certificate or other document issued by DTC, Euroclear or Clearstream, Luxembourg, as the case may be, as to the beneficial interest in Senior Debt Securities standing to the account of any Person shall, in the absence of manifest error, be conclusive and binding for all purposes) shall be treated by the Issuer, the Trustee and any Paying Agent as a Holder of such beneficial interest in such Global Security. Notwithstanding the foregoing or anything contained in this Senior Debt Security or the Senior Debt Securities Indenture to the contrary, so long as any Senior Debt Security is represented by a Global Security and such Global Security is held on behalf of DTC or any other clearing system or its nominee, such clearing system or its nominee will be considered the sole Holder of the Senior Debt Securities represented by the applicable Global Security for all purposes hereunder and under the Senior Debt Securities Indenture, including, without limitation, obtaining consents and waivers thereunder, and neither the Trustee nor the Issuer shall be affected by any notice to the contrary. For purposes of the foregoing, the Issuer, the Trustee and each Paying Agent shall consider and shall be protected in considering any action taken by DTC, Euroclear or Clearstream, Luxembourg, with respect to any portion of or all of such Global Security as authorized by the Holders of beneficial interests thereof.

At all times as any Senior Debt Securities are outstanding under the Senior Debt Securities Indenture, the Trustee shall have the sole responsibility for reconciling the aggregate amount of indebtedness evidenced by the issued and outstanding Senior Debt Securities as evidenced by the Global Securities.

Subject to applicable provisions of law and the face of this Senior Debt Security, this Senior Debt Security shall be subject to the following provisions as applicable:

Fixed Rate Medium-Term Note

If this Senior Debt Security is a Fixed Rate Senior Medium-Term Note, unless otherwise specified above, it will bear interest from its original issue date at the fixed rate or rates per annum specified on the face hereof. Interest will be payable on each Interest Payment Date and at Maturity. “Maturity,” when used with respect to any Senior Debt Security, means the date, if any, on which the principal of such Senior Debt Security or an installment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity or by call for redemption, winding-up of the Issuer or otherwise. Unless otherwise specified on the face hereof, interest on Fixed Rate Senior Medium-Term Notes will be computed on the basis of a 360-day year of twelve 30-day months.

If this Senior Debt Security is a Fixed Rate Senior Medium-Term Note, unless otherwise specified above, interest on this Senior Debt Security will be payable semi-annually in arrears on such dates as are specified on the face hereof (each, an “Interest Payment Date” with respect to such Fixed Rate Senior Medium-Term Note) and on Maturity. The Regular Record Dates with respect to such Fixed Rate Senior Medium-Term Notes will be the fifteenth day (whether or not a Business Day) next preceding each Interest Payment Date or Maturity, as the case may be.

If any Interest Payment Date or the date of Maturity of a Fixed Rate Senior Medium-Term Note falls on a day that is not a Business Day, the related payment of principal, premium, if any, and interest, if any, with respect to such Senior Debt Security will be made on the next succeeding Business Day as if made on the date such payment was due, and no interest will accrue on such payment for the period from and after such Interest Payment Date or the date of Maturity, as the case may be, to the date of such payment on the next succeeding Business Day.

Unless otherwise specified on the face hereof, interest on Fixed Rate Senior Medium-Term Notes denominated in U.S. dollars with maturities of one year or less will be computed on the basis of the actual number of days in the year divided by 360.

Unless otherwise specified on the face hereof, interest on Fixed Rate Senior Medium-Term Notes denominated in a Foreign Currency will be computed on the basis of the “Actual/Actual (ICMA)” Fixed Day Count Convention.

“Actual/Actual (ICMA)” Fixed Day Count Convention means:

(a)	in the case of Fixed Rate Senior Medium-Term Notes where the number of days in the relevant period from and including the most recent Interest Payment Date (or, if none, from and including the interest commencement date, which unless otherwise specified shall be the original issue date) but excluding the relevant payment date (the “Accrual Period”) is equal to or shorter than the Determination Period (as defined below) during which the Accrual Period ends, the number of days in such Accrual Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods that would occur in one calendar year, assuming interest was to be payable in respect of the whole of that year; or

(b)	in the case of Fixed Rate Senior Medium-Term Notes where the Accrual Period is longer than the Determination Period during which the Accrual Period ends, the sum of:

(1)	the number of days in such Accrual Period falling in the Determination Period in which the Accrual Period begins divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods that would occur in one calendar year, assuming interest was to be payable in respect of the whole of that year; and

(2)	the number of days in such Accrual Period falling in the next Determination Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods that would occur in one calendar year, assuming interest was to be payable in respect of the whole of that year.

“Determination Period” means the period from and including a Determination Date to but excluding the next Determination Date (including, where either the interest commencement date or the final Interest Payment Date is not a Determination Date, the period commencing on the first Determination Date prior to, and ending on the first Determination Date falling after, such date).

“Determination Date” means each date specified on the face hereof or, if none is specified, each Interest Payment Date.

Floating Rate Senior Medium-Term Notes

General

If this Senior Debt Security is a Floating Rate Senior Medium-Term Note, the face of this Senior Debt Security will specify whether the related Floating Rate Senior Medium-Term Notes will bear interest determined by reference to one or more reference rates and/or an interest rate formula.

Interest on Floating Rate Senior Medium-Term Notes will be determined by reference to the applicable Interest Rate Basis or Bases (as defined below), which may, as described below, include:

•	the CD Rate;

•	the CMT Rate;

•	the Commercial Paper Rate;

•	the Eleventh District Cost of Funds Rate;

•	EURIBOR;

•	the Federal Funds Rate;

•	LIBOR;

•	the Prime Rate;

•	the Treasury Rate; or

such other Interest Rate Basis or Bases or interest rate formula as may be specified on the face hereof.

If this Senior Debt Security is a Floating Rate Senior Medium-Term Note, it will bear interest at a rate or rates determined by reference to one or more interest rate bases (each an “Interest Rate Basis”), which may be adjusted by adding to or subtracting from the Interest Rate Basis or Bases a Spread and/or by multiplying the Interest Rate Basis or Bases by a Spread Multiplier. The “Spread” is the number of basis points (one one-hundredth of a percentage point) specified on the face hereof to be added to or subtracted from the Interest Rate Basis or Bases applicable to this Senior Debt Security, and the “Spread Multiplier” is the percentage of the Interest Rate Basis or Bases applicable to this Senior Debt Security by which such Interest Rate Basis is or Bases are multiplied to determine the applicable interest rate on this Senior Debt Security. “Index Maturity” is the period to Maturity of the instrument or obligation with respect to which the applicable Interest Rate Basis is or Bases are calculated.

If this Senior Debt Security is a Floating Rate Senior Medium-Term Note, unless otherwise specified above, one or more of the following Interest Rate Bases will be designated on the face hereof as applicable to this Senior Debt Security: (a) the CD Rate (a “CD Rate Senior Debt Security”), (b) the CMT Rate (a “CMT Rate Senior Debt Security”), (c) the Commercial Paper Rate (a “Commercial Paper Rate Senior Debt Security”), (d) the Eleventh District Cost of Funds Rate (an “Eleventh District Cost of Funds Rate Senior Debt Security”), (e) EURIBOR (a “EURIBOR Senior Debt Security”), (f) the Federal Funds Rate (a “Federal Funds Rate Senior Debt Security”), (g) LIBOR (a “LIBOR Senior Debt Security”), (h) the Prime Rate (a “Prime Rate Senior Debt Security”), (i) the Treasury Rate (a “Treasury Rate Senior Debt Security”), or (j) such other Interest Rate Basis or Bases or interest rate formula as is specified on the face hereof.

If this Senior Debt Security is a Floating Rate Senior Medium-Term Note, the face hereof will specify certain terms with respect to which such Floating Rate Senior Medium-Term Note is being delivered, including: whether such Floating Rate Senior Medium-Term Note is a “Regular Floating

Rate Senior Medium-Term Note,” a “Floating Rate/Fixed Rate Senior Medium-Term Note” or an “Inverse Floating Rate Senior Medium-Term Note,” the Fixed Rate Commencement Date, if applicable, Fixed Interest Rate, if applicable, Interest Rate Basis or Bases, initial interest rate, if any, Initial Interest Reset Date, Interest Reset Dates, Interest Payment Dates, Index Maturity, Maximum Interest Rate and/or Minimum Interest Rate, if any, and Spread and/or Spread Multiplier, if any. If one or more of the applicable Interest Rate Bases is the CMT Rate, EURIBOR or LIBOR, the face of this Senior Debt Security will also specify the Designated CMT Maturity Index and Designated CMT Reuters Page, the Designated EURIBOR Page, or the Designated LIBOR Currency and Designated LIBOR Page, respectively, as such terms are defined below.

If this Senior Debt Security is a Floating Rate Senior Medium-Term Note, unless this Senior Debt Security is designated as a “Floating Rate/Fixed Rate Senior Medium-Term Note” or an “Inverse Floating-Rate Senior Medium-Term Note,” or as having an addendum attached or having “Other/Additional Provisions” apply, in each case relating to a different interest rate formula, this Senior Debt Security shall be a “Regular Floating Rate Senior Medium-Term Note” and, except as described herein, will bear interest at the rate determined by reference to the applicable Interest Rate Basis or Bases (a) plus or minus the applicable Spread, if any, and/or (b) multiplied by the applicable Spread Multiplier, if any. Commencing on the Initial Interest Reset Date, the rate at which interest on such Regular Floating Rate Senior Medium-Term Note shall be payable shall be reset as of each Interest Reset Date; provided, however, that the interest rate in effect for the period, if any, from and including the original issue date, but excluding the Initial Interest Reset Date will be the initial interest rate.

If, on the face hereof, this Senior Debt Security is designated as a “Floating Rate/Fixed Rate Senior Medium-Term Note,” then, unless otherwise specified on the face hereof, this Senior Debt Security will bear interest at the rate determined by reference to the applicable Interest Rate Basis or Bases (a) plus or minus the applicable Spread, if any, and/or (b) multiplied by the applicable Spread Multiplier, if any. Commencing on the Initial Interest Reset Date, the rate at which interest on such Floating Rate/Fixed Rate Senior Medium- Term Note shall be payable shall be reset as of each Interest Reset Date; provided, however, that (x) the interest rate in effect for the period, if any, from and including the original issue date to but excluding the Initial Interest Reset Date will be the initial interest rate; and (y) the interest rate in effect (the “Fixed Interest Rate”) for the period commencing on and including the date specified therefor on the face hereof (the “Fixed Rate Commencement Date”) to but excluding the Maturity Date shall be the interest rate so specified on the face hereof, or if no such rate is so specified, the interest rate in effect thereon on the day immediately preceding such Fixed Rate Commencement Date.

If, on the face hereof, this Senior Debt Security is designated as an “Inverse Floating Rate Senior Medium-Term Note” then, except as specified on the face hereof, this Senior Debt Security will bear interest at the Fixed Interest Rate specified on the face hereof minus the rate determined by reference to the applicable Interest Rate Basis or Bases (i) plus or minus the applicable Spread, if any, and/or (ii) multiplied by the applicable Spread Multiplier, if any; provided, however, that unless otherwise specified on the face hereof, the interest rate thereon will not be less than zero per cent. Commencing on the Initial Interest Reset Date, the rate at which interest on such Inverse Floating Rate Senior Medium-Term Note shall be payable shall be reset as of each Interest Reset Date; provided, however, that the interest rate in effect for the period, if any, from and including the original issue date to but excluding the Initial Interest Reset Date will be the initial interest rate.

Unless otherwise specified on the face hereof, the interest rate with respect to each Interest Rate Basis will be determined in accordance with the applicable provisions below. Except as specified on the face hereof, the interest rate in effect on each day shall be (i) if such day is an Interest Reset Date, the interest rate determined as of the Interest Determination Date (as defined below) immediately preceding such Interest Reset Date or (ii) if such day is not an Interest Reset Date, the interest rate determined as of the Interest Determination Date immediately preceding the most recent Interest Reset Date.

If this Senior Debt Security is a Floating Rate Senior Medium-Term Note, unless otherwise specified above, the interest rate on this Senior Debt Security will be reset daily, weekly, monthly, quarterly, semi-annually or annually or at such other intervals as are specified above (such type or period being the “Interest Reset Period” for this Senior Debt Security), in each case as specified on the face hereof, and such interest rate will be reset on the dates specified on the face hereof (each date upon which interest will be reset an “Interest Reset Date”). Unless otherwise specified above, the Interest Reset Date will be, if this Senior Debt Security resets daily, each Business Day; if this Senior Debt Security resets weekly, the Wednesday of each week (with the exception of weekly reset Floating Rate Senior Medium-Term Notes as to which the Treasury Rate is an applicable Interest Rate Basis, which will reset Tuesday of each week, except as specified below); if this Senior Debt Security resets monthly, the third Wednesday of each month, other than Eleventh District Cost of Funds Rate Debt Securities, which will reset the first calendar day of each month; if this Senior Debt Security resets quarterly, the third Wednesday of March, June, September and December of each year; if this Senior Debt Security resets semi-annually, the third Wednesday of the two (2) months of each year specified on the face hereof; and, if this Senior Debt Security resets annually, the third Wednesday of the month of each year specified on the face hereof; provided, however, that if this Senior Debt Security is designated as a “Floating Rate/Fixed Rate Senior Medium-Term Note,” the fixed rate of interest in effect for the period from the Fixed Rate Commencement Date until Maturity shall be the Fixed Interest Rate or the interest rate in effect on the Business Day immediately preceding the Fixed Rate Commencement Date, as specified on the face hereof, and no Interest Reset Date will occur after the applicable Fixed Rate Commencement Date. If any Interest Reset Date for this Senior Debt Security would otherwise be a day that is not a Business Day, such Interest Reset Date will be subject to adjustment in accordance with the business day convention specified on the face hereof, which may be either the Floating Rate Convention, the Following Business Day Convention, the Modified Following Business Day Convention or the Preceding Business Day Convention as described under “Interest Payment Dates” below.

As used herein, “Business Day” means, for any Senior Debt Security, any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in Ireland or The City of New York; for Senior Debt Securities the payment of which is to be made in a Foreign Currency only, the day is also not a day on which commercial banks are authorized or required by law, regulation or executive order to close in the Principal Financial Center of the country of the denominated currency; for LIBOR Senior Debt Securities only, the day is also a London Business Day, which means any day on which commercial banks are open for business (including dealings in the LIBOR currency) in London; and for EURIBOR Senior Debt Securities and Senior Debt Securities denominated in Euros only, the day is also a TARGET Business Day, which means any day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer System is open.

“Principal Financial Center” means, unless otherwise defined on the face hereof, as applicable: the capital city of the country issuing the payment currency; or the capital city of the country to which the LIBOR currency relates; provided, however, that with respect to United States dollars, Australian dollars, Canadian dollars, Euros, South African rand and Swiss francs, the “Principal Financial Center” shall be The City of New York, Sydney and (solely in the case of the payment currency) Toronto, London (solely in the case of LIBOR currency) or Frankfurt am Main, Germany (or such Principal Financial Center or centers of any of the member states of the European Union that adopt the Euro), Johannesburg and Zurich, respectively.

The interest rate applicable to each Interest Reset Period commencing on the related Interest Reset Date will be the rate determined by the Calculation Agent as of the applicable Interest Determination Date and calculated on or prior to the Calculation Date. “Interest Determination Date” means with respect to a Commercial Paper Rate Senior Debt Security (the “Commercial Paper Interest Determination Date”), a Federal Funds Rate Senior Debt Security (the “Federal Funds Interest Determination Date”), and a Prime Rate Senior Debt Security (the “Prime Rate Interest Determination Date”), the Business Day preceding each interest reset date; with respect to a CD Rate Senior Debt Security (the “CD Interest Determination Date”), the Interest Determination Date will be the second Business Day preceding each interest reset date; with respect to a LIBOR Senior Debt Security (the “LIBOR Interest Determination Date”), the Interest Determination Date will be the second London Business Day preceding each interest reset date; with respect to a CMT Rate Senior Debt Security (the “CMT Interest Determination Date”), the Interest Determination Date will be the second U.S. Government Securities Business Day preceding each interest reset date; with respect to a EURIBOR Senior Debt Security (the “EURIBOR Interest Determination Date”), the Interest Determination Date will be the second TARGET Business Day preceding each interest reset date; with respect to an Eleventh District Cost of Funds Rate Senior Debt Security (the “Eleventh District Cost of Funds Interest Determination Date”), the Interest Determination Date will be the last working day of the month immediately preceding each interest reset date on which the Federal Home Loan Bank of San Francisco publishes the Eleventh District Cost of Funds Index; with respect to a Treasury Rate Senior Debt Security (the “Treasury Rate Interest Determination Date”), the Interest Determination Date will be the day in the week in which the interest reset date falls on which day Treasury Bills normally would be auctioned (Treasury Bills are normally sold at auction on Monday of each week, unless that day is a legal holiday, in which case the auction is normally held on the following Tuesday, except that such auction may be held on the preceding Friday) or, if no auction is held for a particular week, the first Business Day of that week. If, as a result of a legal holiday, an auction is held on the Friday of the week preceding the interest reset date, the related Interest Determination Date shall be such preceding Friday and if an auction shall fall on any interest reset date, then the interest reset date shall instead be the first Business Day immediately following the auction; and with respect to a Senior Debt Security the interest rate of which is determined with reference to two (2) or more base rates, the Interest Determination Date will be the latest Business Day which is at least two (2) Business Days prior to the interest reset date for the Senior Debt Security on which each base rate shall be determinable. Each base rate shall be determined and compared on that date, and the applicable interest rate shall take effect on the related interest reset date.

The “Interest Determination Date” pertaining to a Floating Rate Senior Medium-Term Note the interest rate of which is determined by reference to two (2) or more Interest Rate Bases will be the most recent Business Day which is at least two (2) Business Days prior to the applicable Interest Reset Date for such Floating Rate Senior Medium-Term Note on which each Interest Rate Basis is determinable. Each Interest Rate Basis will be determined as of such date, and the applicable interest rate will take effect on the applicable Interest Reset Date.

Notwithstanding the foregoing, if so specified on the face hereof, any Floating Rate Senior Medium-Term Note may also have either or both of the following: (i) a maximum numerical interest rate limitation, or ceiling, on the rate of interest that may apply during any Interest Reset Period (the “Maximum Interest Rate”) and (ii) a minimum numerical interest rate limitation, or floor, on the rate of interest that may apply during any Interest Reset Period (the “Minimum Interest Rate”). In addition to any Maximum Interest Rate that may apply to any Floating Rate Senior Medium-Term Note, the interest rate on Floating Rate Senior Medium-Term Notes will in no event be higher than the maximum rate permitted by New York law, as the same may be modified, or other applicable law.

If this Senior Debt Security is a Floating Rate Senior Medium-Term Note, except as provided herein, the date(s) on which interest on this Senior Debt Security is payable will be on each date which falls at the end of the number of months or other period specified on the face hereof after the preceding Interest Payment Date (or after the original issue date, in the case of the first such date) (each such day being an “Interest Payment Date”). If any Interest Payment Date, other than Maturity, for any Floating Rate Senior Medium-Term Note would otherwise be a day that is not a Business Day, then, if the business day convention specified on the face hereof is:

(a)	the “Floating Rate Convention,” such Interest Payment Date (or other date) shall be postponed to the next succeeding day which is a Business Day unless it would thereby fall into the next succeeding calendar month, in which event (1) such Interest Payment Date (or other date) shall be brought forward to the next preceding Business Day and (2) each subsequent Interest Payment Date (or other date) shall be the last Business Day in the month which falls the number of months or other period specified on the face hereof after the preceding applicable Interest Payment Date (or other date) occurred; or

(b)	the “Following Business Day Convention,” such Interest Payment Date (or other date) shall be postponed to the next succeeding day which is a Business Day; or

(c)	the “Modified Following Business Day Convention,” such Interest Payment Date (or other date) shall be postponed to the next succeeding day which is a Business Day unless it would thereby fall into the next succeeding calendar month, in which event such Interest Payment Date (or other date) shall be brought forward to the next preceding Business Day; or

(d)	the “Preceding Business Day Convention,” such Interest Payment Date (or other date) shall be brought forward to the next preceding Business Day.

If the Maturity Date of a Floating Rate Senior Medium-Term Note falls on a day that is not a Business Day, the required payment of principal, premium, if any, and interest, will be made on the next succeeding Business Day as if made on the date such payment was due, and no interest will accrue on such payment for the period from and after the Maturity Date to the date of such payment on the next succeeding Business Day.

All percentages resulting from any calculation on Floating Rate Senior Medium-Term Notes will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five or more one-millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all amounts used in or resulting from such calculation on Floating Rate Senior Medium-Term Notes will be rounded, in the case of U.S. dollars, to the nearest cent or, in the case of a Foreign Currency, to the nearest unit (with one-half cent or one-half unit being rounded upwards).

If this Senior Debt Security is a Floating Rate Senior Medium-Term Note, unless otherwise specified on the face hereof, each payment of interest on this Senior Debt Security shall be the amount of interest accrued from and including the most recent Interest Payment Date in respect of which interest has been paid or duly provided for, from and including the original issue date to but excluding the next succeeding Interest Payment Date or Maturity.

Accrued Interest on a Floating Rate Senior Medium-Term Note will be calculated by multiplying its principal amount by an accrued interest factor. Such accrued interest factor is computed by adding the interest factor calculated for each day in the applicable Interest Period. Unless otherwise specified on the face hereof, as the case may be, the interest factor for each such day will be computed on the basis of a 360 day year of twelve 30 day months if the day count convention specified on the face hereof is “30/360” for the period specified thereunder, or by dividing the applicable per annum interest rate by 360 if the day count convention specified on the face hereof is “Actual/360” for the period specified thereunder, or by dividing the applicable per annum interest rate by the actual number of days in the year if the day count convention specified on the face hereof is “Actual/Actual” for the period specified thereunder. If no day count convention is specified on the face hereof, the interest factor for each day in the relevant Interest Period will be computed, in the case of Senior Debt Securities for which an applicable Interest Rate Basis is the CMT Rate or the Treasury Rate and Senior Debt Securities denominated in Sterling, as if “Actual/Actual” has been specified therein and, in all other cases, as if “Actual/360” had been specified therein. Unless otherwise specified on the face hereof, the interest factor for Floating Rate Senior Medium-Term Notes for which the interest rate is calculated with reference to two (2) or more Interest Rate Bases will be calculated in each period in the same manner as if only the applicable Interest Rate Basis specified on the face hereof applied.

Upon request of the Holder of any Floating Rate Senior Medium-Term Note, the Calculation Agent will disclose the interest rate then in effect and, if determined, the interest rate that will become effective as a result of a determination made for the next succeeding Interest Reset Date with respect to such Floating Rate Senior Medium-Term Note. Unless otherwise specified on the face hereof, the “Calculation Date,” where applicable, pertaining to any Interest Determination Date is the date by which the applicable interest rate must be calculated and will be the earlier of (a) the tenth calendar day after the Interest Determination Date, or, if any such day is not a Business Day, the next succeeding Business Day and (b) the Business Day preceding the applicable interest payment date or Maturity Date, as the case may be. The determination of any interest rate by the Calculation Agent will be final and binding absent manifest error.

Upon request of the Holder of any Floating Rate Senior Medium-Term Note, the Calculation Agent will provide or procure the interest rate then in effect and, if determined, the interest rate that will become effective as a result of a determination made for the next Interest Period with respect to such Floating Rate Senior Medium-Term Note.

Unless otherwise specified on the face hereof, the Calculation Agent shall determine each Interest Rate Basis in accordance with the following provisions.

CD Rate Senior Debt Securities

If this Senior Debt Security is a CD Rate Senior Debt Security, it will bear interest at the interest rate (calculated with reference to the CD Rate and the Spread and/or Spread Multiplier, if any) specified on the face hereof.

Unless otherwise specified on the face hereof, “CD Rate” means, with respect to any Interest Determination Date relating to a Floating Rate Senior Medium-Term Note for which the interest rate is determined with reference to the CD Rate (a “CD Rate Interest Determination Date”), the rate on such date for negotiable U.S. dollar certificates of deposit having the Index Maturity specified on the face hereof as published in H.15(519) (as defined below) under the heading “CDs (secondary market)” or, if not so published by 3:00 P.M., New York City time, on the related Calculation Date, the rate on such CD Rate Interest Determination Date for negotiable U.S. dollar certificates of deposit of the Index Maturity specified on the face hereof as published in H.15 Daily Update (as defined below), or such other recognized electronic source used for the purpose of displaying such rate, under the caption “CDs (secondary market).” If such rate is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 P.M., New York City time, on the related Calculation Date, then the CD Rate on such CD Rate Interest Determination Date will be calculated by the Calculation Agent and will be the arithmetic mean of the secondary market offered rates as of 10:00 A.M., New York City time, on such CD Rate Interest Determination Date, of three (3) leading nonbank dealers in negotiable U.S. dollar certificates of deposit in New York City (which may include the Dealers or their affiliates) selected by the Calculation Agent for negotiable U.S. dollar certificates of deposit of major United States money banks with a remaining maturity closest to the Index Maturity specified on the face hereof in an amount that is representative for a single transaction in that market at that time; provided, however, that if the dealers so selected by the Calculation Agent are not quoting as mentioned in this sentence, the CD Rate determined as of such CD Rate Interest Determination Date will be the CD Rate in effect on such CD Rate Interest Determination Date.

“H.15(519)” means the weekly statistical release designated as such, published by the Board of Governors of the Federal Reserve System (the “Board of Governors”) and available on their website at http://www.federalreserve.gov/releases/h15/update/h15upd.htm, or any successor site or publication.

“H.15 Daily Update” means the daily update of H.15(519), published by the Board of Governors and available at http://www.federalreserve.gov/releases/h15/update/h15upd.htm, or any successor site or publication.

CMT Rate Senior Debt Securities

If this Senior Debt Security is a CMT Rate Senior Debt Security, it will bear interest at the interest rate (calculated with reference to the CMT Rate and the Spread and/or Spread Multiplier, if any) specified on the face hereof.

(1)	if “Reuters T7051 Page” (as defined below) is specified on the face hereof:

(a)	the percentage equal to the yield for United States Treasury securities at “constant maturity” having the Designated CMT Maturity Index specified on the face hereof as published in H.15(519) under the caption “Treasury Constant Maturities,” as the yield is displayed on Reuters (or any successor service) on page FRBCMT (or any other page as may replace the specified page on that service) (“Reuters T7051 Page”), on the particular CMT Rate Interest Determination Date, or

(b)	if the rate referred to in clause (a) does not so appear on the Reuters T7051 Page, the percentage equal to the yield for United States Treasury securities at “constant maturity” having the particular Designated CMT Maturity Index and for the particular CMT Rate Interest Determination Date as published in H.15(519) under the caption “Treasury Constant Maturities,” or

(c)	if the rate referred to in clause (b) does not so appear in H.15(519), the rate on the particular CMT Rate Interest Determination Date for the period of the particular Designated CMT Maturity Index as may then be published by either the Federal Reserve System Board of Governors or the United States Department of the Treasury that the Calculation Agent determines to be comparable to the rate which would otherwise have been published in H.15(519), or

(d)	if the rate referred to in clause (c) is not so published, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent as the yield-to-maturity based on the arithmetic mean of the secondary market bid prices at approximately 3:30 P.M., New York City time, on that CMT Rate Interest Determination Date of three (3) leading primary United States government securities dealers in The City of New York (which may include the Dealers or their affiliates) (each, a “Reference Dealer”), selected by the Calculation Agent from five (5) Reference Dealers selected by the Calculation Agent and eliminating the highest quotation, or, in the event of equality, one of the highest, and the lowest quotation or, in the event of equality, one of the lowest, for United States Treasury securities with an original maturity equal to the particular Designated CMT Maturity Index, a remaining term to maturity no more than one (1) year shorter than that Designated CMT Maturity Index and in a principal amount that is representative for a single transaction in the securities in that market at that time, or

(e)	if fewer than five (5) but more than two (2) of the prices referred to in clause (d) are provided as requested, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent based on the arithmetic mean of the bid prices obtained and neither the highest nor the lowest of the quotations shall be eliminated, or

(f)	if fewer than three (3) prices referred to in clause (d) are provided as requested, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent as the yield-to-maturity based on the arithmetic mean of the secondary market bid prices as of approximately 3:30 P.M., New York City time, on that CMT Rate Interest Determination Date of three (3) Reference Dealers selected by the Calculation Agent from five (5) Reference Dealers selected by the Calculation Agent and eliminating the highest quotation or, in the event of equality, one of the highest and the lowest quotation or, in the event of equality, one of the lowest, for United States Treasury securities with an original maturity greater than the particular Designated CMT Maturity Index, a remaining term to maturity closest to that Designated CMT Maturity Index and in a principal amount that is representative for a single transaction in the securities in that market at that time, or

(g)	if fewer than five (5) but more than two (2) prices referred to in clause (f) are provided as requested, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent based on the arithmetic mean of the bid prices obtained and neither the highest nor the lowest of the quotations will be eliminated, or

(h)	if fewer than three (3) prices referred to in clause (f) are provided as requested, the CMT Rate in effect on the particular CMT Rate Interest Determination Date;

If two (2) such United States Treasury securities with an original maturity greater than the Designated CMT Maturity Index have remaining terms to maturity equally close to such Designated CMT Maturity Index, the quotes for the Treasury Security with the shorter original term to maturity will be used.

(2)	if the “Reuters T7052 Page” (as defined below) is specified on the face hereof:

(a)	the percentage equal to the one-week or one-month, as specified on the face hereof, average yield for United States Treasury securities at “constant maturity” having the Designated CMT Maturity Index as published in H.15(519) opposite the caption “Treasury Constant Maturities,” as the yield is displayed on Reuters on page FEDCMT (or any other page as may replace the specified page on that service) (“Reuters T7052 Page”), for the week or month, as applicable, ended immediately preceding the week or month, as applicable, in which such CMT Rate Interest Determination Date falls, or

(b)	if the rate referred to in clause (a) does not so appear on the Reuters T7052 Page, the percentage equal to the one-week or one-month, as applicable, average yield for United States Treasury securities at “constant maturity” having the particular Designated CMT Maturity Index and for the week or month, as applicable, preceding the particular CMT Rate Interest Determination Date as published in H.15(519) opposite the caption “Treasury Constant Maturities,” or

(c)	if the rate referred to in clause (b) does not so appear in H.15(519), the one-week or one-month, as applicable, average yield for United States Treasury securities at “constant maturity” having the particular Designated CMT Maturity Index as otherwise announced by the Federal Reserve Bank of New York for the week or month, as applicable, ended immediately preceding the week or month, as applicable, in which such CMT Rate Interest Determination Date falls, or

(d)	if the rate referred to in clause (c) is not so published, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent as the yield-to-maturity based on the arithmetic mean of the secondary market bid prices at approximately 3:30 P.M., New York City time, on that CMT Rate Interest Determination Date of three (3) Reference Dealers selected by the Calculation Agent from five (5) Reference Dealers selected by the Calculation Agent and eliminating the highest quotation, or, in the event of equality, one of the highest, and the lowest quotation or, in the event of equality, one of the lowest, for United States Treasury securities with an original maturity equal to the particular Designated CMT Maturity Index, a remaining term to maturity no more than 1 year shorter than that Designated CMT Maturity Index and in a principal amount that is representative for a single transaction in the securities in that market at that time, or

(e)	if fewer than five (5) but more than two (2) of the prices referred to in clause (d) are provided as requested, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent based on the arithmetic mean of the bid prices obtained and neither the highest nor the lowest of the quotations shall be eliminated, or

(f)	if fewer than three (3) prices referred to in clause (d) are provided as requested, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent as the yield-to-maturity based on the arithmetic mean of the secondary market bid prices as of approximately 3:30 P.M., New York City time, on that CMT Rate Interest Determination Date of three (3) Reference Dealers selected by the Calculation Agent from five (5) Reference Dealers selected by the Calculation Agent and eliminating the highest quotation or, in the event of equality, one of the highest and the lowest quotation or, in the event of equality, one of the lowest, for United States Treasury securities with an original maturity greater than the particular Designated CMT Maturity Index, a remaining term to maturity closest to that Designated CMT Maturity Index and in a principal amount that is representative for a single transaction in the securities in that market at the time, or

(g)	if fewer than five (5) but more than two (2) prices referred to in clause (f) are provided as requested, the rate on the particular CMT Rate Interest Determination Date calculated by the Calculation Agent based on the arithmetic mean of the bid prices obtained and neither the highest or the lowest of the quotations will be eliminated, or

(h)	if fewer than three (3) prices referred to in clause (f) are provided as requested, the CMT Rate in effect on that CMT Rate Interest Determination Date,

If two (2) such United States Treasury securities with an original maturity greater than the Designated CMT Maturity Index specified on the face hereof have remaining terms to maturity equally close to the particular Designated CMT Maturity Index, the quotes for the United States Treasury Securities with the shorter original term to maturity will be used.

“Designated CMT Maturity Index” means the original period to maturity of the U.S. Treasury securities (either 1, 2, 3, 5, 7, 10, 20 or 30 years) specified on the face hereof with respect to which the CMT Rate will be calculated.

Commercial Paper Rate Senior Debt Securities

If this Senior Debt Security is a Commercial Paper Rate Senior Debt Security, it will bear interest at the rate (calculated with reference to the Commercial Paper Rate and the Spread and/or Spread Multiplier, if any) specified on the face hereof.

Unless otherwise specified on the face hereof, “Commercial Paper Rate” means, with respect to any Interest Determination Date relating to a Floating Rate Senior Medium-Term Note for which the interest rate is determined with reference to the Commercial Paper Rate (a “Commercial Paper Rate Interest Determination Date”), the Money Market Yield (as defined below) or such date of the rate for commercial paper having the Index Maturity specified on the face hereof as published in H.15(519) under the caption “Commercial Paper-Nonfinancial” or, if not so published by 3:00 P.M., New York City time, on the related Calculation Date, the Money Market Yield on such Commercial Paper Rate Interest Determination Date for commercial paper having the Index Maturity specified on the face hereof as published in H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying such rate, under the caption “Commercial Paper-Nonfinancial.” If such rate is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 P.M., New York City time, on the related Calculation Date, then the Commercial Paper Rate on such Commercial Paper Rate Interest Determination Date will be calculated by the Calculation Agent and will be the Money Market Yield of the arithmetic mean of the offered rates at approximately 11:00 A.M., New York City time, on such Commercial Paper Rate Interest Determination Date of three (3) leading dealers of U.S. dollar commercial paper in New York City (which may include the Dealers or their affiliates) selected by the Calculation Agent for commercial paper having the Index Maturity specified on the face hereof placed for industrial issuers whose bond rating is “Aa,” or the equivalent, from a nationally recognized statistical rating organization; provided, however, that if the dealers so selected by the Calculation Agent are not quoting as mentioned in this sentence, the Commercial Paper Rate determined as of such Commercial Paper Rate Interest Determination Date will be the Commercial Paper Rate in effect on such Commercial Paper Rate Interest Determination Date.

“Money Market Yield” means a yield (expressed as a percentage) calculated in accordance with the following formula:

Money Market Yield =	D x 360	x 100
360 – (D x M)

where “D” refers to the applicable per annum rate for commercial paper quoted on a bank discount basis and expressed as a decimal, and “M” refers to the actual number of days in the applicable Interest Reset Period.

Eleventh District Cost of Funds Rate Senior Debt Securities

If this Senior Debt Security is an Eleventh District Cost of Funds Rate Senior Debt Security, it will bear interest at the rate (calculated with reference to the Eleventh District Cost of Funds Rate and the Spread and/or Spread Multiplier, if any) specified on the face hereof.

Unless otherwise specified on the face hereof, “Eleventh District Cost of Funds Rate” means, with respect to any Interest Determination Date relating to a Floating Rate Senior Medium-Term Note for which the interest rate is determined with reference to the Eleventh District Cost of Funds Rate (an “Eleventh District Cost of Funds Rate Interest Determination Date”), the rate equal to the monthly weighted average cost of funds for the calendar month immediately preceding the month in which such Eleventh District Cost of Funds Rate Interest Determination Date falls as specified opposite the caption “11th Dist COFI” on the display on Reuters (or any successor service) on page COFI/ARMS (or any other page as may replace such page on such service) (“COFI/ARMS”) as of 11:00 A.M., San Francisco time, on such Eleventh District Cost of Funds Rate Interest Determination Date. If such rate does not appear on the COFI/ARMS Page on such Eleventh District Cost of Funds Rate Interest Determination Date, then the Eleventh District Cost of Funds Rate on such Eleventh District Cost of Funds Rate Interest Determination Date shall be the monthly weighted average cost of funds paid by member institutions of the Eleventh Federal Home Loan Bank District that was most recently announced (the “Index”) by the FHLB of San Francisco as such cost of funds for the calendar month immediately preceding such Eleventh District Cost of Funds Rate Interest Determination Date. If the FHLB of San Francisco fails to announce the Index on or prior to such Eleventh District Cost of Funds Rate Interest Determination Date for the calendar month immediately preceding such Eleventh District Cost of Funds Rate Interest Determination Date, the Eleventh District Cost of Funds Rate determined as of such Eleventh District Cost of Funds Rate Interest Determination Date will be the Eleventh District Cost of Funds Rate in effect on such Eleventh District Cost of Funds Rate Interest Determination Date; provided, that if no Eleventh District Cost of Funds Rate was in effect on such Interest Determination Date, the rate on such Floating Rate Senior Medium-Term Note for the following Interest Reset Period shall be the initial interest rate.

EURIBOR Senior Debt Securities

If this Senior Debt Security is a EURIBOR Senior Debt Security, it will bear interest at the interest rate (calculated with reference to EURIBOR and the Spread and/or Spread Multiplier, if any) specified on the face hereof.

Unless otherwise specified on the face hereof, “EURIBOR” means the rate determined in accordance with the following provisions:

(i)

With respect to any Interest Determination Date relating to a Floating Rate Senior Medium-Term Note for which the interest rate is determined with reference to EURIBOR (a “EURIBOR Interest Determination Date”), EURIBOR will be the rate for deposits in Euro as sponsored, calculated and published jointly by the European Banking Federation and ACI – The Financial Market Association, or any company established by the joint sponsors for purposes of compiling and publishing these rates, having the Index Maturity as specified on the face hereof, commencing on the applicable Interest Reset Date, that appears on Reuters on page EURIBOR01 (or any other page as may replace such page on such service) (“Reuters Page EURIBOR01”) as of 11:00 A.M., Brussels time, on such EURIBOR Interest Determination Date; or if no such rate so appears, EURIBOR on such EURIBOR Interest Determination Date will be determined in accordance with the provisions described in clause (ii) below.

(ii)	With respect to a EURIBOR Interest Determination Date on which no rate appears on the Reuters Page EURIBOR01 as specified in Clause (i) above, the Calculation Agent will request the principal Euro-zone office of each of four major reference banks (which may include the dealers or their affiliates) in the Euro-zone interbank market, as selected by the Calculation Agent, to provide the Calculation Agent with its offered quotation for deposits in Euro for the period of the Index Maturity specified on the face hereof, commencing on the applicable Interest Reset Date, to prime banks in the Euro-zone interbank market at approximately 11:00 A.M., Brussels time, on such EURIBOR Interest Determination Date and in a principal amount not less than the equivalent of U.S.$1,000,000 in Euros that is representative for a single transaction in Euro in such market at such time. If at least two (2) such quotations are so provided, then EURIBOR on such EURIBOR Interest Determination Date will be the arithmetic mean of such quotations.

(iii)	If fewer than two (2) such quotations are so provided, then EURIBOR on such EURIBOR Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 A.M., Brussels time, on such EURIBOR Interest Determination Date by four major banks (which may include the Dealers or their affiliates) in the Euro-zone selected by the Calculation Agent for loans in Euro to leading European banks, having the Index Maturity specified on the face hereof, commencing on that Interest Reset Date and in a principal amount not less than the equivalent of U.S.$1,000,000 in Euros that is representative for a single transaction in Euro in such market at such time.

(iv)	If the banks so selected by the Calculation Agent are not quoting as mentioned in this sentence, EURIBOR determined as of such EURIBOR Interest Determination Date will be EURIBOR in effect on such EURIBOR Interest Determination Date.

“Euro-zone” means the region comprised of member states of the European Union that have adopted the single currency in accordance with the Treaty establishing the European Community, as amended by the Treaty of the European Union.

Federal Funds Rate Senior Debt Securities

If this Senior Debt Security is a Federal Funds Rate Senior Debt Security, it will bear interest at the interest rate (calculated with reference to the Federal Funds Rate and the Spread and/or Spread Multiplier, if any) specified on the face hereof.

Unless otherwise specified on the face hereof, “Federal Funds Rate” means, with respect to any Interest Determination Date relating to a Floating Rate Senior Medium-Term Note for which the interest rate is determined with reference to the Federal Funds Rate (a “Federal Funds Rate Interest Determination Date”), if “Federal Funds (Effective) Rate” is the specified Federal Funds Rate on the face hereof, the Federal Funds Rate as of the Federal Funds Rate Interest Determination Date shall be the rate with respect to such date for U.S. dollar federal funds as published in H.15(519) opposite the heading “Federal funds (effective)” and that appears on Reuters (or any successor service) on Reuters Page FEDFUNDS 1 (or any other page as may replace such page on such service) under the heading “EFFECT,” or, if such rate does not appear on Reuters Page FEDFUNDS 1 or is not so published by 3:00 P.M., New York City time, on the related Calculation Date, the rate with respect to such Federal Funds Rate Interest Determination Date for U.S. dollar federal funds as published in H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying such rate, opposite the caption “Federal funds (effective).” If such rate does not appear on Reuters Page FEDFUNDS 1 or is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 P.M., New York City time, on the related Calculation Date, then the Federal Funds Rate with respect to such Federal Funds Rate Interest Determination Date will be calculated by the Calculation Agent and will be the arithmetic mean of the rates for the last transaction in overnight U.S. dollar federal funds arranged by three (3) leading brokers of U.S. dollar federal funds transactions in New York City (which may include the Dealers or their affiliates) selected by the Calculation Agent prior to 9:00 A.M., New York City time, on the Business Day following such Federal Funds Rate Interest Determination Date; provided, however, that if the brokers so selected by the Calculation Agent are not quoting as mentioned in this sentence, the Federal Funds Rate determined as of such Federal Funds Rate Interest Determination Date will be the Federal Funds Rate in effect on such Federal Funds Rate Interest Determination Date, or if no Federal Funds Rate was in effect on such interest Determination Date, the rate on such Floating Rate Senior Medium-Term Note for the following Interest Reset shall be the Initial Interest Date.

LIBOR Senior Debt Securities

If this Senior Debt Security is a LIBOR Senior Debt Security, it will bear interest at the interest rate (calculated with reference to LIBOR and the Spread and/or Spread Multiplier, if any) specified on the face hereof.

Unless otherwise specified on the face hereof, “LIBOR” means the rate determined in accordance with the following provisions:

(i)	With respect to any Interest Determination Date relating to a Floating Rate Senior Medium-Term Note for which the interest rate is determined with reference to LIBOR (a “LIBOR Interest Determination Date”), LIBOR will be the rate for deposits in the Designated LIBOR Currency for a period of the Index Maturity specified on the face hereof, commencing on the applicable Interest Reset Date that appears on the Designated LIBOR Page as of 11:00 A.M., London time, on such LIBOR Interest Determination Date, or if no such rate so appears, LIBOR on such LIBOR Interest Determination Date will be determined in accordance with the provisions described in clause (ii) below.

(ii)

With respect to a LIBOR Interest Determination Date on which no rate appears on the Designated LIBOR Page as specified in clause (i) above, the Calculation Agent will request the principal London offices of each of four major reference banks (which may include the Dealers or their affiliates) in the London interbank market, as selected by the Calculation Agent, to provide the Calculation Agent with its offered quotation for deposits in the Designated LIBOR Currency for the period of the Index Maturity specified on the face hereof, commencing on the applicable Interest Reset Date, to prime banks in the London interbank market at approximately 11:00 A.M., London time, on such LIBOR Interest Determination Date and in a principal amount that is representative for a single transaction in the Designated LIBOR Currency in such market at such time. If at least two (2) such quotations are so provided, then LIBOR on such LIBOR Interest Determination Date will be the arithmetic mean of such quotations. If fewer than two (2) such quotations are so provided, then LIBOR on such LIBOR Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 A.M., in the applicable Principal Financial Center, on such LIBOR Interest Determination Date by three (3) major banks (which may include the Dealers or their affiliates) in such Principal Financial Center selected by the Calculation Agent for loans in the Designated LIBOR Currency to leading European banks, having the Index Maturity specified on the face hereof, commencing on that Interest Reset Date and in a principal amount that is representative for a single transaction in the Designated LIBOR Currency in such market at such time; provided, however, that if the banks so selected by the Calculation Agent are not quoting as mentioned in this sentence, LIBOR determined as of such LIBOR Interest Determination Date will be LIBOR in effect on such LIBOR Interest Determination Date or, if no LIBOR rate was in effect on such Interest Determination Date, the rate on such Floating Rate for the following Interest Reset Period shall be the initial interest rate.

“Designated LIBOR Currency” means the currency specified on the face hereof, as to which LIBOR shall be calculated or, if no such currency is specified on the face hereof, U.S. dollars.

“Designated LIBOR Page” means the display on the page specified on the face hereof (or any other page as may replace such page on such service), for the purpose of displaying the London interbank rates of major banks (which may include affiliates of the Distribution Agents) for the Designated LIBOR Currency.

Prime Rate Senior Debt Securities

If this Senior Debt Security is a Prime Rate Senior Debt Security, it will bear interest at the interest rate (calculated with reference to the Prime Rate and the Spread and/or Spread Multiplier, if any) specified on the face hereof.

Unless otherwise specified on the face hereof, “Prime Rate” means, with respect to any Interest Determination Date relating to a Floating Rate Senior Medium-Term Note for which the interest rate is determined with reference to the Prime Rate (a “Prime Rate Interest Determination Date”), the rate on such date as such rate is published in H.15(519) opposite the caption “Bank Prime Loan” or, if not published prior to 3:00 P.M., New York City time, on the related Calculation Date, the rate on such Prime Rate Interest Determination Date as published in H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying such rate, opposite the caption “Bank Prime Loan.” If such rate is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 P.M., New York City time, on the related Calculation Date, then the Prime Rate shall be the arithmetic mean, as determined by the Calculation Agent, of the rates of interest publicly announced by each bank that appears on Reuters on page USPRIME1 (or any other page as may replace such page on such service for the purpose of displaying prime rates or base lending rates of major United States banks (“Reuters Page USPRIME1”)) as such bank’s prime rate or base lending rate as of 11:00 A.M., New York City time, on such Prime Rate Interest Determination Date. If fewer than four such rates so appear on Reuters Page USPRIME1 for such Prime Rate Interest Determination Date by 3:00 P.M., New York City time on the related Calculation Date, then the Prime Rate shall be the arithmetic mean calculated by the Calculation Agent of the prime rates or base lending rates quoted on the basis of the actual number of days in the year divided by a 360-day year as of the close of business on such Prime Rate Interest Determination Date by three (3) major banks (which may include the Dealers or their affiliates) in New York City selected by the Calculation

Agent; provided, however, that if the banks so selected by the Calculation Agent are not quoting as mentioned in this sentence, the Prime Rate determined as of such Prime Rate Interest Determination Date will be the Prime Rate in effect on such Prime Rate Interest Determination Date or, if no Prime Rate was in effect on such Prime Rate Interest Determination Date, the rate on such Floating Rate Senior Medium-Term Note for the following Interest Reset Period shall be the initial interest rate.

Treasury Rate Senior Debt Securities

If this Senior Debt Security is a Treasury Rate Senior Debt Security, it will bear interest at the interest rate (calculated with reference to the Treasury Rate and the Spread and/or Spread Multiplier, if any) specified on the face hereof.

Unless otherwise specified on the face hereof, “Treasury Rate” means, with respect to any Interest Determination Date relating to a Floating Rate Senior Medium-Term Note for which the interest rate is determined by reference to the Treasury Rate (a “Treasury Rate Interest Determination Date”), the rate from the auction held on such Treasury Rate Interest Determination Date (the “Auction”) of direct obligations of the United States (“Treasury Bills”) having the Index Maturity specified on the face hereof under the caption “INVESTMENT RATE” on the display on Reuters (or any successor service) on page USAUCTION 10 (or any other page as may replace such page on such service) (“Reuters Page USAUCTION 10”) or page USAUCTION 11 (or any other page as may replace such page on such service) (“Reuters Page USAUCTION 11”) or, if not so published by 3:00 P.M., New York City time, on the related Calculation Date, the Bond Equivalent Yield (as defined below) of the auction rate for such Treasury Bills as announced by the U.S. Department of the Treasury. In the event that the auction rate of Treasury Bills having the Index Maturity specified on the face hereof is not so announced by the U.S. Department of the Treasury, or if no such Auction is held, then the Treasury Rate will be the Bond Equivalent Yield of the rate on such Treasury Rate Interest Determination Date of Treasury Bills having the Index Maturity specified on the face hereof as published in H.15(519) under the caption “U.S. Government securities/Treasury bills/secondary market” or, if not yet published by 3:00 P.M., New York City time, on the related Calculation Date, the rate on such Treasury Rate Interest Determination Date of such Treasury Bills as published in H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying such rate, under the caption “U.S. Government securities/Treasury bills/secondary market.” If such rate is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 P.M., New York City time, on the related Calculation Date, then the Treasury Rate will be calculated by the Calculation Agent and will be the Bond Equivalent Yield of the arithmetic mean of the secondary market bid rates, as of approximately 3:30 P.M., New York City time, on such Treasury Rate Interest Determination Date, of three (3) leading primary U.S. government securities dealers (which may include the Dealers or their affiliates) selected by the Calculation Agent, for the issue of Treasury Bills with a remaining maturity closest to the Index Maturity specified on the face hereof; provided, however, that if the dealers so selected by the Calculation Agent are not quoting as mentioned in this sentence, the Treasury Rate determined as of such Treasury Rate Interest Determination Date will be the Treasury Rate in effect on such Treasury Rate Interest Determination Date or, if no Treasury Rate was in effect on such Treasury Rate Interest Determination Date, the rate on such Floating Rate Senior Medium-Term Note for the following Interest Reset Period shall be the initial interest rate.

“Bond Equivalent Yield” means a yield (expressed as a percentage) calculated in accordance with the following formula:

Bond Equivalent Yield =	D x N	x 100
360 – (D x M)

where “D” refers to the applicable per annum rate for Treasury Bills quoted on a bank discount basis, “N” refers to 365 or 366, as the case may be, and “M” refers to the actual number of days in the applicable Interest Reset Period.

Other/Additional Provisions; Addendum

Any provisions with respect to the Senior Debt Securities, including the specification and determination of one or more Interest Rate Bases, the calculation of the interest rate applicable to a Floating Rate Senior Medium-Term Note, the Interest Payment Dates, the Stated Maturity, any redemption or repayment provisions or any other term relating thereto, may be modified and/or supplemented as specified under “Other/Additional Provisions; Addendum” on the face hereof.

Discount Securities

If this Senior Debt Security is a Discount Security, the face of this Senior Debt Security may specify that the Holder hereof will not receive periodic payments of interest. Certain additional considerations relating to any Discount Securities may be specified on the face hereof.

“Discount Security” means a Senior Debt Security that has an Issue Price (as specified on the face hereof) that is less than 100% of the principal amount thereof (i.e., par) by more than a percentage equal to the product of 0.25% and the number of full years to the Stated Maturity. Discount Securities may not bear any interest currently or may bear interest at a rate that is below market rates at the time of issuance. The difference between the Issue Price of a Discount Security and par is referred to herein as the “Discount.” In the event of redemption, repayment or acceleration of maturity of a Discount Security, the amount payable to the Holder of such Discount Security will be equal to the sum of (i) the Issue Price (increased by any accruals of Discount) and, in the event of any redemption of such Discount Security (if applicable), multiplied by the Initial Redemption Percentage (as adjusted by the Annual Redemption Percentage Reduction, if applicable) and (ii) any unpaid interest accrued thereon to the date of such redemption, repayment or acceleration of maturity, as the case may be.

Unless otherwise specified on the face hereof, for purposes of determining the amount of Discount that has accrued as of any date on which a redemption, repayment or acceleration of Maturity occurs for a Discount Security, such Discount will be accrued using a constant yield method. The constant yield will be calculated using a 30-day month, 360-day year convention, a compounding period that, except for the Initial Period (as defined below), corresponds to the shortest period between Interest Payment Dates for the applicable Discount Security (with ratable accruals within a compounding period), a coupon rate equal to the initial coupon rate applicable to such Discount Security and an assumption that the Maturity of such Discount Security will not be accelerated. If the period from the original issue date to the initial Interest Payment Date for a Discount Security (the “Initial Period”) is shorter than the compounding period for such Discount Security, a proportionate amount of the yield for an entire compounding period will be accrued. If the Initial Period is longer than the compounding period, then such period will be divided into a regular compounding period and a short period with the short period being treated as provided in the preceding sentence. The accrual of the applicable Discount may differ from the accrual of original issue discount for purposes of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). Certain Discount Securities may not be treated as having original issue discount within the meaning of the Code, and Senior Debt Securities other than Discount Securities may be treated as issued with original issue discount for federal income tax purposes.

Indexed Senior Debt Securities

If this Senior Debt Security is an “Indexed Senior Debt Security” with the amount of principal, premium and/or interest payable in respect thereof to be determined with reference to the price or prices of specified commodities or stocks, to the exchange rate of one or more designated currencies relative to an indexed currency or to other items, in each case as specified on the face hereof, information as to the method for determining the amount of principal, premium, if any, and/or interest, if any, payable in respect of Indexed Senior Debt Securities, certain historical information with respect to the specified indexed item and any material tax considerations associated with an investment in Indexed Senior Debt Securities will be specified on the face hereof. In certain cases, a Holder of an Indexed Senior Debt Security may receive a principal payment on Maturity that is greater than or less than the principal amount of such Indexed Senior Debt Securities depending upon the relative value on Maturity of the specified indexed item.

Unless otherwise stated on the face hereof, in the event that the principal, premium and/or interest, if any, or any other amount payable in respect of any Senior Debt Security is to be determined by means of quotations obtained from major banks or other relevant sources, such quotations will be requested on the basis of a representative amount of a normal single transaction in the relevant market and at the relevant time for such quotation.

Amortizing Senior Debt Securities

The face of this Senior Debt Security may specify that this Senior Debt Security is a Senior Debt Security with the amount of principal thereof and interest thereon payable in installments over the term of this Senior Debt Security (an “Amortizing Senior Debt Security”). Unless otherwise specified on the face hereof, interest on each Amortizing Senior Debt Security will be computed on the basis of a 360-day year of twelve 30-day months. Payments with respect to Amortizing Senior Debt Securities will be applied first to interest due and payable thereon and then to the reduction of the unpaid principal amount thereof. Further information concerning additional terms and provisions of Amortizing Senior Debt Securities will be specified on the face hereof, including a table, formula or formulae setting forth repayment information for such Amortizing Senior Debt Securities.

Redemption and Repurchase

This Senior Debt Security will be redeemable at the option of the Issuer prior to the Stated Maturity if, and only if, an Initial Redemption Date (“Initial Redemption Date”) is specified on the face hereof. If so specified, and subject to any other terms specified on the face hereof, this Senior Debt Security will be subject to redemption at the option of the Issuer on any date on and after the applicable Initial Redemption Date in whole or from time to time in part in increments of $750,000 or integral multiples in excess of $1,000, or the minimum denomination specified on the face hereof (provided that any remaining principal amount thereof shall be at least $750,000, or such minimum denomination), at the applicable Redemption Price on notice given to the Holder of this Senior Debt Security not more than forty-five (45) days, if the Senior Debt Securities are being redeemed in whole or in part, nor less than thirty (30) days prior to the date of redemption and in accordance with the provisions of the Senior Debt Securities Indenture. “Redemption Price” with respect to this Senior Debt Security means, unless otherwise specified on the face hereof, an amount equal to the sum of (i) the Initial Redemption Percentage specified on the face hereof (as adjusted by the Annual Redemption Percentage Reduction, if applicable (as specified on the face hereof)) multiplied by the unpaid principal amount or the portion to be redeemed plus (ii) accrued interest, if any, to the date of redemption. Unless otherwise specified on the face hereof, the Initial Redemption Percentage, if any, applicable to this Senior Debt Security shall decline at each anniversary of the Initial Redemption Date by an amount equal to the applicable Annual Redemption Percentage Reduction, if any, until the Redemption Price is equal to 100% of the unpaid principal amount thereof or the portion thereof to be redeemed. Unless otherwise specified on the face hereof, this Senior Debt Security will not be subject to any sinking fund.

If so specified on the face hereof, this Senior Debt Security will be repayable by the Issuer in whole or in part at the option of the Holder hereof on the optional repayment dates (“Optional Repayment Dates”) specified on the face hereof. If no Optional Repayment Date is specified with respect to this Senior Debt Security, this Senior Debt Security will not be repayable at the option of the Holder hereof prior to the Stated Maturity. Any repayment in part will be in increments of $750,000 or integral multiples in excess of $1,000, or the minimum denomination specified on the face hereof (provided that any remaining principal amount thereof shall be at least $750,000, or such minimum denomination). Unless otherwise specified on the face hereof, the repayment price for this Senior Debt Security to be repaid means an amount equal to the sum of the unpaid principal amount hereof or the portion hereof plus accrued interest, if any, to the date of repayment. For this Senior Debt Security to be repaid, this Senior Debt Security must be received, together with the form attached hereto entitled “Option to Elect Repayment” duly completed, by the Trustee (or at such other address of which the Issuer shall from time to time notify the Holder) not more than sixty (60) nor less than thirty (30) days prior to the date of repayment. Except as otherwise provided for on the face hereof, exercise of such repayment option by the Holder will be irrevocable.

In the event of redemption, repayment, repurchase or exchange of this Senior Debt Security in part only, a new Senior Debt Security or Senior Debt Securities of this series and of like tenor and for a principal amount equal to the unredeemed or unrepaid portion will be delivered to the Holder upon the cancellation hereof.

The Senior Debt Securities may be redeemed, subject to any other terms specified on the face hereof, as a whole or in part, at the option of the Issuer upon not more than forty-five (45) days’, and not less than thirty (30) days’, prior notice to the Holders of the Senior Debt Securities, at a Redemption Price equal to 100% of the principal amount hereof (or if such Senior Debt Security is an Indexed Senior Debt Security, at the Redemption Price specified on the face hereof) (and premium, if any, thereon), together with interest accrued, if any, to the date fixed for redemption if (i) the Issuer is required to issue definitive Senior Debt Securities, and, as a result, is or would be required to pay Additional Amounts, (ii) as a result of any change in, or amendment to, the laws or regulations of a Taxing Jurisdiction, including any treaty to which the Taxing Jurisdiction is a party, or any change in the official application or interpretation of such laws or regulations, including a decision of any court or tribunal, which change or amendment becomes effective on or after the date on which agreement is reached to issue a series of Senior Debt Securities (and, in the case of a successor entity, which becomes effective on or after the date of that entity’s assumption of the Issuer’s obligations), the Issuer (or any successor entity) is or would be required to pay Additional Amounts to Holders or (iii) the Issuer (or any successor entity) would not be entitled to claim a deduction in respect of payments in computing its taxation liabilities.

Partial Redemption

In the case of any partial redemption of this Senior Debt Security, and subject to any other terms specified on the face hereof, this Senior Debt Security shall be selected either by the Trustee individually by lot in accordance with the procedures of the Depository not more than sixty (60) days prior to the Redemption Date from the outstanding Senior Debt Securities not previously called for redemption or in such other manner as may be agreed by the Issuer and the Holders.

Payment of Additional Amounts

The Issuer will pay any amounts to be paid on any series of Senior Debt Securities without deduction or withholding for, or on account of, any and all present or future tax income, stamp and other taxes, levis imposts, duties, charges, fees, deductions or withholdings (“taxes”) now or hereafter imposed, levied, collected, withheld or assessed by of on behalf of Ireland or any political subdivision or authority of Ireland that has the power to tax, unless the deduction or withholding is required by law. The Issuer will pay the Additional Amounts of, or in respect of, the principal of (including final redemption amount, initial redemption amount or early redemption amount, if any, and in the case of Discount Securities or other amount payable in respect thereof), any premium, and any interest on the Senior Debt Securities that are necessary so that the net amounts paid to the Holders, after the deduction or withholding, shall equal the amounts which would have been payable had not such deduction or withholding been required. However, the Issuer will not pay Additional Amounts in certain circumstances, as specified in Section 10.4 the Senior Debt Securities Indenture or on the face hereof.

If so specified on the face hereof, except as provided below, payments of principal, premium, if any, and interest, if any, with respect to any Senior Debt Security denominated in a Foreign Currency will be made in U.S. dollars (as specified below). If the Holder of such Senior Debt Security on the relevant Regular Record Date or at Maturity, if any, as the case may be, requests payments in a Foreign Currency, the Holder shall transmit a written request for such payment to any Paying Agent with respect to such Senior Debt Security appointed by the Issuer at its principal office on or prior to such Regular Record Date or the date fifteen (15) days prior to Maturity, if any, as the case may be. Such request may be delivered by mail, by hand or by cable or any other form of facsimile transmission. Any such request made with respect to any Senior Debt Security by a Holder will remain in effect with respect to any further payments of principal, and premium, if any, and interest, if any, with respect to such Senior Debt Security payable to such Holder, unless such request is revoked by written notice received by such Paying Agent on or prior to the relevant Regular Record Date or the date fifteen (15) days prior to Maturity, if any, as the case may be (but no such revocation may be made with respect to payments made on any such Senior Debt Security if an Event of Default has occurred with respect thereto or upon the giving of a notice of redemption). Holders of Senior Debt Securities denominated in a Foreign Currency whose Senior Debt Securities are registered in the name of a broker or nominee should contact such broker or nominee to determine whether and how an election to receive payments in a Foreign Currency may be made.

The U.S. dollar amount to be received by a Holder of a Senior Debt Security denominated in a Foreign Currency who elects to receive payments in U.S. dollars will be based on the highest indicated bid quotation for the purchase of U.S. dollars in exchange for the payment currency obtained by the Currency Determination Agent (as defined below) at approximately 11:00 A.M., New York City time, on the second Business Day next preceding the applicable payment date (the “Conversion Date”) from the bank composite or multicontributor pages of the Quoting Source for three (3) (or two (2) if three (3) are not available) major banks in New York City. The first three (3) (or two (2)) such banks selected by the Currency Determination Agent which are offering quotes on the Quoting Source will be used. If fewer than two (2) such bid quotations are available at 11:00 A.M., New York City time, on the second Business Day next preceding the applicable payment date, such payment will be based on the Market Exchange Rate as of the second Business Day next preceding the applicable payment date. If the Market Exchange Rate for such date is not then available, such payment will be made in the payment currency. As used herein, the “Quoting Source” means Reuters Monitor Foreign Exchange Service, or if the Currency Determination Agent determines that such service is not available, such comparable display or other comparable manner of obtaining quotations as shall be agreed between the Issuer and the Currency Determination Agent. All currency exchange costs associated with any payment in U.S. dollars on any such Senior Debt Security will be borne by the Holder hereof by deductions from such payment. The currency determination agent (the “Currency Determination Agent”), if any, with respect to this Senior Debt Security will be specified on the face hereof.

If this Senior Debt Security is denominated in a Foreign Currency and the payment currency for this Senior Debt Security is not available for the required payment of principal, premium, if any, and/or interest, if any, in respect thereof due to the imposition of exchange controls or other circumstances beyond the control of the Issuer, the Issuer will be entitled to satisfy its obligations to the Holder hereof by making such payment in U.S. dollars on the basis of the Market Exchange Rate, computed by the Currency Determination Agent, on the second Business Day prior to such payment or, if such Market Exchange Rate is not then available, on the basis of the most recently available Market Exchange Rate, or as otherwise specified on the face hereof. Any payment made in U.S. dollars under such circumstances where the required payment was to be in a Foreign Currency will not constitute an Event of Default under Section 5.1 of the Senior Debt Securities Indenture.

Unless otherwise specified on the face hereof, if the principal of any Discount Security is declared to be immediately due and payable, the amount of principal due and payable with respect to such Senior Debt Security shall be the Amortized Face Amount of such Senior Debt Security as of the date of such declaration. The “Amortized Face Amount” of a Discount Security that does not bear stated interest shall be an amount equal to the sum of (i) the principal amount of such Senior Debt Security multiplied by the price (which may be expressed as a percentage of the aggregate principal amount thereof) at which such Senior Debt Security will be issued (the “Issue Price”) specified on the face hereof, plus (ii) the portion of the difference between the U.S. dollar amount determined pursuant to the preceding clause (i) and the principal amount of such Senior Debt Security that has accrued at the yield to maturity specified on the face hereof (computed in accordance with generally accepted financial practices) to such date of declaration, but in no event shall the Amortized Face Amount of a Discount Security exceed its principal amount.

“Market Exchange Rate” means, with respect to the authorized denominations of any Senior Debt Security denominated in a Foreign Currency, the amount of the payment currency for such Senior Debt Security equivalent, as determined by the noon U.S. dollar buying rate in New York City by the Federal Reserve Bank of New York for the day immediately preceding the date of issuance.

All determinations referred to above made by the Currency Determination Agent shall be at its sole discretion and in accordance with its normal operating procedures and shall, in the absence of manifest error, be conclusive for all purposes and binding on all Holders and beneficial owners of this Senior Debt Security.

Unless otherwise specified on the face hereof, payments of principal, premium, if any, and interest, if any, with respect to any Senior Debt Security to be made in a Foreign Currency will be made by check mailed to the address of the person entitled thereto as such address appears in the Senior Debt Securities Register or by wire transfer to such account with a bank located in a jurisdiction acceptable to the Issuer and the Trustee, as shall have been designated at least fifteen (15) days prior to the Interest Payment Date or Maturity, as the case may be, by the Holder of such Senior Debt Security on the relevant Regular Record Date or at Maturity, provided that, in the case of payment of principal of, and premium, if any, and interest, if any, due at Maturity, the Senior Debt Security is presented to any Paying Agent with respect to such Senior Debt Security appointed by the Issuer in time for such Paying Agent to make such payments in such funds in accordance with its normal procedures. Such designation shall be made by filing the appropriate information with the Trustee at its Corporate Trust Office, and, unless revoked, any such designation made with respect to any Senior Debt Security by a Holder will remain in effect with respect to any further payments with respect to such Senior Debt Security payable to such Holder. If a payment with respect to any such Senior Debt Security cannot be made by wire transfer because the required designation has not been received by the Trustee on or before the requisite date or for any other reason, a notice will be mailed to the Holder at its registered address requesting a designation pursuant to which such wire transfer can be made and, upon the Trustee’s receipt of such a designation, such payment will be made within fifteen (15) days of such receipt. The Issuer will pay any administrative costs imposed by banks in connection with making payments by wire transfer but any tax assessment or governmental charge imposed upon payments will be borne by the Holders of such Senior Debt Securities in respect of which such payments are made.

If an Event of Default of this series shall occur and be continuing, the principal of all of the Senior Debt Securities of this series may be declared due and payable in the manner and with the effect provided in the Senior Debt Securities Indenture. The Senior Debt Securities Indenture provides that in certain circumstances such declaration and its consequences may be waived by the Holders of not less than a majority in aggregate principal amount of the Outstanding Senior Debt Securities. If an Event of Default with respect to the Senior Debt Securities of this series as specified in the Senior Debt Securities Indenture occurs and is continuing, the Trustee may pursue certain remedies as specified in the Senior Debt Securities Indenture. The Holders of Senior Debt Securities of this series may waive certain Events of Default as permitted by the Senior Debt Securities Indenture, except a default in the payment of principal of (or premium, if any, on) or interest, if any, on any of the Senior Debt Securities or with respect to a covenant or provision which under the Senior Debt Securities Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Senior Debt Security. Any such consent or waiver by the Holder of this Senior Debt Security shall be conclusive and binding upon such Holder and upon all future Holders of this Senior Debt Security and of any Senior Debt Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Senior Debt Security or such other Senior Debt Securities. The Trustee may without prejudice to its rights in respect of any subsequent Event of Default from time to time and at any time waive any Event of Default or authorize any proposed Event of Default by the Issuer, provided that in its opinion the interests of the Holders shall not be materially prejudiced thereby and, provided, further, that the Trustee shall not exercise any powers conferred on it in contravention of any notice in writing to the Issuer and the Trustee made pursuant to the Senior Debt Securities Indenture but so that no such notice shall affect any waiver or authorization previously given or made.

The Senior Debt Securities Indenture contains provisions permitting the Issuer and the Trustee (i) without the consent of the Holders of any Senior Debt Securities issued under the Senior Debt Securities Indenture to execute supplemental indentures for certain enumerated purposes, such as to cure any ambiguity or inconsistency or to make any change that does not have a materially adverse effect on the rights of any Holder of such Senior Debt Securities, and (ii) with the consent of the Holders of not less than a majority in aggregate principal amount of the Outstanding Senior Debt Securities of each series of Senior Debt Securities affected thereby, to execute supplemental indentures for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Senior Debt Securities Indenture or of modifying in any manner the rights of Holders of Senior Debt Securities under the Senior Debt Securities Indenture; provided, that, with respect to certain provisions of the Senior Debt Securities Indenture, no such supplemental indenture may be entered into without the consent of the Holder of each Outstanding Senior Debt Security affected thereby.

The Senior Debt Securities Indenture also permits the Holders of not less than a majority in aggregate principal amount of the Outstanding Senior Debt Securities of each series to be affected on behalf of the Holders of all Senior Debt Securities of such series, to waive compliance by the Issuer with certain restrictive provisions of the Senior Debt Securities Indenture. Any such consent or waiver by the Holder of this Senior Debt Security shall be conclusive and binding upon such Holder and upon all future Holders of this Senior Debt Security and of any Senior Debt Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Senior Debt Security or such other Senior Debt Securities.

No reference herein to the Senior Debt Securities Indenture and no provision of this Senior Debt Security or of the Senior Debt Securities Indenture shall alter or impair the obligation of the Issuer, which is absolute and unconditional, to pay the principal of (and premium, if any, on) and interest, if any, on this Senior Debt Security (including any Additional Amounts payable in accordance with the terms of this Senior Debt Security and the Senior Debt Securities Indenture) at the times, places and rates, and in the coin or currency, specified on the face hereof. However, the Senior Debt Securities Indenture limits the Holder’s right to enforce the Senior Debt Securities Indenture and this Senior Debt Security.

As provided in the Senior Debt Securities Indenture and subject to certain limitations specified therein and on the face hereof, the transfer of this Senior Debt Security is registrable in the Senior Debt Security Register, upon surrender of this Senior Debt Security for registration of transfer at the office or agency of the Issuer in any place where the principal of (and premium, if any, on) and interest, if any, on this Senior Debt Security are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Issuer and the Trustee duly executed by, the Holder hereof or such Holder’s attorney duly authorized in writing, and thereupon one or more new Senior Debt Securities of this series of like tenor, of Authorized Denominations (as defined below) and for the same aggregate principal amount will be issued to the designated transferee or transferees.

Unless otherwise specified on the face hereof, Senior Debt Securities will be issuable in minimum denominations of U.S.$750,000 and integral multiples of U.S.$1,000 in excess thereof for Senior Debt Securities denominated in U.S. dollars (an “Authorized Denomination”). Senior Debt Securities denominated in a Foreign Currency will have minimum denominations of the equivalent of $750,000 and integral multiples of $1,000 in excess thereof and in such denominations as are specified on the face hereof. Unless otherwise specified on the face hereof, the “Authorized Denomination” of any Senior Debt Security denominated in a Foreign Currency will be the amount of the payment currency for such Senior Debt Security equivalent, at the Market Exchange Rate on the first Business Day in New York City and the Principal Financial Center of the country issuing such currency next preceding the date on which the Issuer of such Senior Debt Security accepts the offer to purchase such Senior Debt Security, to U.S.$750,000 or such other minimum denomination as may be allowed or required from time to time by any relevant central bank or equivalent governmental body, however designated, or by any laws or regulations applicable to the Senior Debt Securities or to such payment currency. Unless otherwise specified and in accordance with the Senior Debt Securities Indenture, any Global Security issued and delivered to the Holder shall be issued in the form of units with at least $750,000 principal amount of such Global Security constituting one unit.

Except as otherwise provided for in the Senior Debt Securities Indenture, no service charge shall be made for any such registration of transfer or exchange, but the Issuer may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Senior Debt Security for registration of transfer, the Issuer, the Trustee and any agent of the Issuer or the Trustee may treat the Person in whose name this Senior Debt Security is registered as the owner hereof for all purposes, whether or not this Senior Debt Security is overdue, and none of the Issuer, the Trustee or any agent of the Issuer or the Trustee shall be affected by notice to the contrary.

The Senior Debt Securities Indenture and the Senior Debt Securities shall be governed by and construed in accordance with the laws of the State of New York.

SCHEDULE A

SCHEDULE OF PRINCIPAL AMOUNT

The initial principal amount of this Senior Debt Security shall be $                        . The following decreases/increases in the principal amount of this Senior Debt Security have been made:

Date of Decrease/ Increase	Decrease in Principal Amount at Maturity	Increase in Principal Amount at Maturity	Total Principal Amount at Maturity Following such Decrease/ Increase	Notation Made by or on Behalf of Trustee

S-1

OPTION TO ELECT REPAYMENT

TO BE COMPLETED ONLY IF THIS SENIOR DEBT SECURITY IS REPAYABLE

AT THE OPTION OF THE HOLDER AND THE HOLDER ELECTS TO EXERCISE

SUCH RIGHTS

The undersigned hereby irrevocably requests and instructs the Issuer to repay the within Senior Debt Security (or portion thereof specified below) pursuant to its terms at a price equal to 100% of the principal amount thereof or, if the within Senior Debt Security is a Discount Security, the applicable Repayment Price specified on the face of such Senior Debt Security (expressed as a percentage of the principal amount of the Senior Debt Security together in the case of any such repayment with interest to the Repayment Date, to the undersigned at                         .

For the within Senior Debt Security to be repaid at the option of the Holder, the Trustee must receive at its principal office, at least thirty (30) days but not more than sixty (60) days prior to the Repayment Date on which the within Senior Debt Security is to be repaid, (i) the within Senior Debt Security with this “Option to Elect Repayment” form duly completed or (ii) a telegram, facsimile transmission or a letter from a member of a national securities exchange, or the National Association of Securities Dealers, Inc. or a commercial bank or trust company in the United States setting forth the name of the Holder of the Senior Debt Security, the principal amount of the Senior Debt Security, the principal amount of the Senior Debt Security to be repaid, the certificate number or a description of the tenor and terms of the Senior Debt Security, a statement that the option to elect repayment is being exercised thereby and a guarantee that the Senior Debt Security, together with the duly completed form entitled “Option to Elect Repayment” on the reverse of the Senior Debt Security, will be received by the Trustee not later than the fifth Business Day after the date of such telegram, facsimile transmission or letter; provided, however, that such telegram, telex, facsimile transmission or letter shall only be effective if the within Senior Debt Security with such form duly completed are received by the Trustee by such fifth Business Day.

If less than the entire principal amount of the within Senior Debt Security is to be repaid, specify the portion thereof which the Holder elects to have repaid:                ; and specify the denomination or denominations (which shall be an Authorized Denomination) of the Senior Debt Security or Senior Debt Securities to be issued to the Holder for the portion of the within Senior Debt Security not being repaid (in the absence of any specification, one such Senior Debt Security will be issued for the portion not being repaid):             .

Dated:

NOTICE: The signature to this Option to Elect Repayment must correspond with the name as written upon the face of the within instrument in every particular, without alteration or enlargement or any change whatever.

S-2

EXHIBIT A

FORM OF TRANSFER*

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

                                                             \             \

PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS INCLUDING POSTAL ZIP CODE OF ASSIGNEE

________________________________________________________________

the within Senior Debt Security and all rights thereunder, hereby

irrevocably constituting and appointing                                                                                                                                   attorney to transfer said Senior Debt Security on the books of the Issuer, with full power of substitution in the premises.

Dated: _______________________________

NOTICE: The signature to this assignment must correspond with the name as written upon the face of the within instrument in every particular, without alteration or enlargement or any change whatever.

SIGNATURE GUARANTEE:

Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

*	This Form of Transfer may also be used to affect an exchange in accordance with the procedures described in the Senior Debt Security to which the Form of Transfer is attached.

A-1